Exhibit 99.5

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	06	07	2006	10	07	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	702	6,495	345
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.36	£4.12	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	06	07	2006	10	07	2006

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	119
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£8.81

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Christopher Anthony Wickens	Ordinary	119

Address
20 Cranston Avenue Bexhill on Sea East Sussex
UK postcode TN39 3QD

Name	Class of shares allotted	Number allotted
Mr Christopher Anthony Wickens	Ordinary	345

Address
20 Cranston Avenue Bexhill on Sea East Sussex
UK postcode TN39 3QD

Name	Class of shares allotted	Number allotted
Miss Amanda Boak	Ordinary	2,293

Address
Walden View Carperby Bedale
UK postcode DL8 4DQ

Name	Class of shares allotted	Number allotted
Mr Steven Brough	Ordinary	366

Address
27 Mountjoy Crescent Solihull West Midlands
UK postcode B92 9AL

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 10/07/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Mark Crichton	Ordinary	366

Address
39 Lickley Street Ripon North Yorkshire
UK postcode HG4 2LJ

Name	Class of shares allotted	Number allotted
Mr Philip George Dawkins	Ordinary	183

Address
212 Malvern Avenue Rayners Lane Harrow
UK postcode HA2 9HE

Name	Class of shares allotted	Number allotted
Mr Gary Dawson	Ordinary	458
Address
14 Staunton Road Newark Nottinghamshire
UK postcode NG24 4EZ

Name	Class of shares allotted	Number allotted
Mrs Margaret Drake	Ordinary	229

Address
3 Stanningfield Road Great Whelnetham Bury St Edmunds
UK postcode IP30 0TL

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 10/07/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Richard Eascott	Ordinary	458

Address
7 Ridgeway Lisvane Cardiff
UK postcode CF14 0RR

Name	Class of shares allotted	Number allotted
Mr John Lochrane	Ordinary	183

Address
81 Manwood Road Crofton Park London
UK postcode SE4 1AB

Name	Class of shares allotted	Number allotted
Mr Kevin Scobie	Ordinary	183

Address
42 Glebe Street Leven Fife
UK postcode KY8 4QN

Name	Class of shares allotted	Number allotted
Mr John Michael Crichton	Ordinary	366

Address
6 Cedar Close Ripon North Yorkshire
UK postcode HG4 2PQ

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 10/07/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Craig William Veart	Ordinary	321

Address
17 Grosmont Road Hartlepool Cleveland
UK postcode TS25 1ED

Name	Class of shares allotted	Number allotted
Mr Paul Michael Armstrong	Ordinary	401

Address
222 High Greave Ecclesfield Sheffield South Yorkshire
UK postcode S5 9GQ

Name	Class of shares allotted	Number allotted
Mr David Hearle	Ordinary	301

Address
Cobblers Cottage St Tudy Bodmin Cornwall
UK postcode PL30 3PX

Name	Class of shares allotted	Number allotted
Mr David Slattery	Ordinary	484

Address
No 4 Hawthorn Meadows Ballymahon Longford Co Longford
UK postcode Ireland

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 10/07/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michelle Deehan	Ordinary	605

Address
Kill Moate Westmeath Co Westmeath
UK postcode Ireland

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 10/07/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform